BOONTON ELECTRONICS CORPORATION
                                25 EASTMANS ROAD
                            PARSIPPANY, NJ 07054-0465
                                TEL: 201-386-9696
                                FAX: 201-386-9191



                                February 12, 1997



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549

     RE:  BEC File No. 0-2364

To Whom It May Concern:

     Extension for filing of the Form 10-QSB for the quarter ended December 31, 1996 for the above-referenced registrant is required due to the President and Chief Financial Officer's travel schedule. He is scheduled to return to our offices on February 17, 1997.

                              Sincerely,



                              /s/ John E. Titterton
                              -----------------------
                              John E. Titterton
                              Vice President, Finance


JET/rml